Mail Stop 4561
      February 15, 2006

Mr. Melvin S Cook
President
Holobeam, Inc.
217 First St. P.O. Box 287
Ho-Ho-Kus, New Jersey 07423

	RE:	Holobeam, Inc
		Form 8-K
		Filed February 15, 2006
            	File No. 0-03385

Dear Mr. Cook:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed February 14, 2006

1. Please amend your Form 8-K to state whether during the registrant`s two most recent fiscal years and through February 14, 2006 there were any disagreements with the former accountant on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of your former accountant, would have caused them to make reference to the subject matter of such disagreements in connection with its audit report as required by item
304 (a)(1)(iv) of Regulation S-K.

2. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in your amended
Form
8-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the information requested above within five business days from the date of this letter. The information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3469.


								Sincerely,


								Thomas Flinn
								Staff Accountant
Mr. Melvin S. Cook
Holobeam, Inc
February 15, 2006
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